SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 14, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 7, 2007 regarding “Ericsson includes Tandberg Television’s US shareholders in cash offer”.

Press release March 7, 2007

Ericsson includes Tandberg Television’s US shareholders in cash offer

Ericsson (NASDAQ:ERIC) today announces that the voluntary public cash offer to acquire all issued and outstanding shares in Tandberg Television (OSE:TAT) dated February 26, 2007 (the “Voluntary Offer") is now open to U.S. persons, or any shareholders residing in the United States.

According to the section about Restrictions in the Voluntary Offer to acquire all of the shares in Tandberg Television, it was originally decided that the Voluntary Offer should not be open to any U.S. persons as defined by US Federal Securities Law or any shareholders residing in the US.

Based on additional information made available to Ericsson and on advice from US legal counsels, Ericsson has notwithstanding the previous statement now decided that the Voluntary Offer will yet be open to US persons as defined by US Federal Securities Law, and to any shareholders residing in the US. This means that Ericsson will now arrange for the Voluntary Offer to acquire all of the shares in Tandberg Television to be distributed to such US shareholders and US residents, and that any and all tenders received under the Voluntary Offer from US shareholders or US residents will be accepted, subject to the terms and conditions of the Voluntary Offer.

The decision to open the Voluntary Offer to US shareholders and US residents will not require any further disclosure or information than stated above, and the decision is already in effect.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

Ericsson Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 14, 2007